Contact

www.linkedin.com/in/brittamulderrig (LinkedIn)

Top Skills

Marketing
Strategic Partnerships
Start-ups

Certifications

Preventing Workplace Harassment

Honors-Awards

2016 Fairfield County: 40 Under 40 Winner

2017 Transportation Innovation Award - Uber + Workforce Alliance

2017 Transportation Innovation Award - Uber + Trinity Health - New England

Britta Mulderrig

Building an app and community designed to transform the way we navigate pet loss.
New York City Metropolitan Area

Summary

Britta Mulderrig's experience sits at the intersection of public relations, marketing and brand, working with top technology and consumer brands as well as pre-seed to late-stage startups.

Prior to Haymaker, Britta served as the VP of Marketing, Brand and Communications for Alfred, a resident experience and building management platform. She joined to create a consumer marketing strategy, and to oversee all PR, business, and product marketing. During her time at Alfred, she helped to re-invent the brand's image and led all press efforts, including efforts around two major acquisitions, funding announcements, and product pivots.

Prior to Alfred, Britta worked as the Head of Marketing for Pillar, a personal finance app. She joined the company as the fifth employee during its pre-seed phase, helping the company raise a $5.5MM seed round led by Kleiner Perkins and developing the initial messaging and positioning for the app.

Prior to Pillar, she spent four years at Uber launching new markets, overseeing marketing and earned media while building brand reputation through local community engagement. Britta executed first-of-its-kind rideshare partnerships and activations that helped accelerate rider and driver growth, while also promoting local regulations that allowed Uber to operate in the Northeast.

Britta began her career as a partnership marketing manager at Google, working with brands including Vogue, Sony, and Mashable to create content for Google+ and YouTube.

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Experience

Jasper the App
Founder

December 2024 - Present (6 months)

B Marie Consulting
Consultant & Advisor
May 2020 - Present (5 years 1 month)

Working with early-stage and venture-funded startups on strategic initiatives to drive brand recognition, customer acquisition, critical partnerships, and increased revenue.

Haymaker Group
Vice President
April 2023 - March 2024 (1 year)
New York City Metropolitan Area

Alfred
3 years

VP Marketing, Brand and Communications
February 2022 - April 2023 (1 year 3 months)

Head Of Marketing
May 2020 - February 2022 (1 year 10 months)

Pillar (acquired by Acorns)
Head Of Marketing
December 2018 - April 2020 (1 year 5 months)

Uber
4 years 1 month

Head of Community Impact and Partnerships | Northeast
December 2017 - June 2018 (7 months)
Greater New York City Area

Women of Uber Board Member | US/CAN Chapter Lead
December 2016 - June 2018 (1 year 7 months)

Head of Marketing | Connecticut
February 2016 - November 2017 (1 year 10 months)
Greater New York City Area

Marketing Manager, Partnerships | Tri-state
June 2014 - February 2016 (1 year 9 months)
Greater New York City Area

Connecticut Sustainable Business Council (CTSBC)
Board Member
October 2016 - October 2017 (1 year 1 month)

Google
Google+ Lifestyle Marketing
2013 - 2014 (1 year)

Managed high value partnerships with lifestyle, sports and entertainment brands and influencers in order to create innovative and exclusive content to develop audiences on the Google+ platform.

Led the project development for the first-ever donatable hangout for Giving Tuesday, which received 33K+ live playbacks, 130M+ social media impressions and was featured in NYC Times Square.

Coordinated the execution of the first-ever Google+ Shoppable Hangout in the entertainment space for The Amazing Spider-Man 2, allowing fans to pre-order movie tickets on Fandango and purchase Spider-Man content on Google Play. The Hangout received 30K+ live playbacks, 10K+ media and social mentions, and a Twitter reach of 42.4M+.

Lineage Interactive
Director of Team Marketing
2012 - 2013 (1 year)
Beverly Hills, CA

Lead business development initiatives developing strategic plan for onboarding new clients and creating long-term partnerships.

Universal Music Group
Partnership Development Coordinator
2011 - 2012 (1 year)

Created strategic partnership concepts and presentations for brand partnership promotions for artist-based marketing campaigns.

sportsdigita
Manager, Business Development
2010 - 2011 (1 year)

Manager, Business Development of a sports marketing digital creative agency specializing in the latest interactive technologies, and focusing on revenue generation for professional sports teams.

Tampa Bay Lightning
Project Manager
February 2009 - August 2010 (1 year 7 months)

Integral in the development of an in-house agency that was responsible for all design, creative and marketing for the Lightning and Forum including establishing the structure, procedures and systems for the department, eliminating the need for all outside design and marketing agencies assistance.

The Madison Square Garden Company
Marketing Solutions Intern
May 2008 - August 2008 (4 months)

Assisted Marketing Solutions department in creating sales and marketing decks for potential sponsorship opportunities for Madison Square Garden, the New York Rangers, and New York Knicks.

New York Yankees
Scoreboard and Broadcasting Intern
February 2007 - April 2007 (3 months)

Worked directly with the VP of Scoreboard and Broadcasting on planning, conducting, coordinating and managing all scoreboard and broadcast photo-shoots, interviews, and video shoots.

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Education

University of Tampa
BA, Advertising and Public Relations

Darien High School